UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

ARON R. ENGLISH

22NW, LP

590 1st Ave. S

Unit C1

Seattle, Washington 98104

(206) 227-3078

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,060,005.186143*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,060,005.186143*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,060,005.186143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.44%**
14	TYPE OF REPORTING PERSON

PN

* Including 2,304,844.186143 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof.

** Percentage is based upon 32,627,013.186143 Shares outstanding, consisting of (i) 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus (ii) 2,304,844.186143 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,060,005.186143*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,060,005.186143*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,060,005.186143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.44%**
14	TYPE OF REPORTING PERSON

PN

* Including 2,304,844.186143 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof.

** Percentage is based upon 32,627,013.186143 Shares outstanding, consisting of (i) 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus (ii) 2,304,844.186143 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,060,005.186143*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,060,005.186143*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,060,005.186143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.44%**
14	TYPE OF REPORTING PERSON

OO

* Including 2,304,844.186143 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof.

** Percentage is based upon 32,627,013.186143 Shares outstanding, consisting of (i) 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus (ii) 2,304,844.186143 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,060,005.186143*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,060,005.186143*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,060,005.186143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.44%**
14	TYPE OF REPORTING PERSON

CO

* Including 2,304,844.186143 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof.

** Percentage is based upon 32,627,013.186143 Shares outstanding, consisting of (i) 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus (ii) 2,304,844.186143 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,060,005.186143*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,060,005.186143*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,060,005.186143*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.44%**
14	TYPE OF REPORTING PERSON

IN

* Including 2,304,844.186143 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof.

** Percentage is based upon 32,627,013.186143 Shares outstanding, consisting of (i) 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus (ii) 2,304,844.186143 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		583
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

583
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Nathaniel Calloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,887*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,887*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

  * Including 9,887 Shares underlying certain RSUs that have vested or will vest within 60 days of the date hereof.

CUSIP No. 514766104

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on January 10, 2023, as previously amended on June 28, 2023 (as amended, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background. Item 2 is hereby amended and restated as follows:
(a)	This statement is filed by:
(i)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	22NW, LP, a Delaware limited partnership (“22NW”), as the investment manager of 22NW Fund;
(iii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW Fund;
(iv)	22NW GP, Inc., a Delaware S Corporation (“22NW Inc.”), as the general partner of 22NW;
(v)	Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.;
(vi)	Bryson O. Hirai-Hadley; and
(vii)	Nathaniel Calloway.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107.

(c) The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc. Mr. Hirai-Hadley is a Research Analyst at 22NW. Mr. Calloway is an analyst and partner at 22NW.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) 22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Messrs. Hirai-Hadley and Calloway are citizens of the United States of America.

Item 3.	Identity and Background.

Item 3 is hereby amended and restated as follows:

The securities of the Issuer purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,755,161 Shares directly owned by 22NW Fund is approximately $18,408,124, excluding brokerage commissions.

Pursuant to the Purchase Agreement (as defined in Item 4 below), 22NW Fund purchased from the Issuer 15,000 shares of Series A Preferred Stock (as defined in Item 4 below) for $15,000,000. 22NW Fund beneficially owns 1,133.909303 shares of Series A Preferred Stock in the form of dividends.

The securities of the Issuer directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 583 Shares directly owned by Mr. Hirai-Hadley is approximately $6,066, excluding brokerage commissions.

In connection with the appointment of Nathaniel Calloway to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 to the Schedule 13D, Mr. Calloway has been awarded certain restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 that vested on the first anniversary of the grant date and have been automatically settled in shares of common stock, (ii) 3,981 RSUs awarded on February 1, 2023 that vest on the first anniversary of the grant date and will be automatically settled in shares of common stock and (iii) 18,182 RSUs awarded on June 1, 2023 that vest on the earlier of the first anniversary of the grant date or the date of the 2024 Annual Meeting of Stockholders (provided such date is no less than 50 weeks from grant date).

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 4, 2024, 22NW Fund submitted written notice to the Issuer waiving the Beneficial Ownership Limit with respect to all of its shares of Series A Preferred Stock that prevented them from beneficially owning in excess of 9.99% of the Shares outstanding (the “Waiver”). Pursuant to the terms of the Certificate of Designation, this Waiver will become effective as of the date that is sixty-one days after the date of the Waiver, or March 5, 2024. As a result of the Waiver, the Reporting Persons are now deemed to beneficially own 4,072,827 Shares in the aggregate, including 2,304,844.186143 Shares issuable upon the conversion of shares of Series A Preferred Stock. As previously disclosed, the Reporting Persons have the right to vote all of such shares of Series A Preferred Stock with the common stockholders on an as-converted basis on all matters.

Item 5.	Interest in Securities of the Issuer.

(a)                 The aggregate percentage of Shares reported owned by each person named herein is based upon 32,627,013.186143 Shares outstanding, consisting of (i) 30,322,169 Shares outstanding as of May 26, 2023, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 2, 2023, plus (ii) 2,304,844.186143 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

As of the date hereof, 22NW Fund directly beneficially owned 4,060,005.186143 Shares, including 2,304,844.186143 Shares issuable upon the conversion of certain shares of Series A Preferred Stock, constituting approximately 12.44% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 583 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Calloway directly beneficially owned 9,887 Shares, constituting less than 1% of the Shares outstanding. By virtue of his position as a partner of 22NW, Mr. Calloway may be deemed to beneficially own the 4,060,005.186143 Shares beneficially owned by 22NW Fund, constituting approximately 12.44% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 4,060,005.186143 Shares beneficially owned by 22NW Fund, constituting approximately 12.44% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 4,060,005.186143 Shares beneficially owned by 22NW Fund, constituting approximately 12.44% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 4,060,005.186143 Shares beneficially owned by 22NW Fund, constituting approximately 12.44% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 4,060,005.186143 Shares beneficially owned by 22NW Fund, constituting approximately 9.99% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)    By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by 22NW Fund.

Mr. Hirai-Hadley has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Calloway has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)     Except as described herein with respect to the Waiver, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure in Item 3 relating to the RSUs is incorporated herein by reference.

On January 11, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated January 11, 2024.

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2024

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY

/s/ Nathaniel Calloway
NATHANIEL CALLOWAY